# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: DLH Holdings Corp., CIK 0000785557
CUSIP: 23335Q100
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 3565 Piedmont Road, Building 3, Suite 700, Atlanta, Georgia (GA), 30305
Date of event which requires filing of this statement: 04/16/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002052205

## Reporting persons
- Mink Brook Partners LP: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,252,435; sole dispositive power 0; shared dispositive power 1,252,435; aggregate amount beneficially owned 1,252,435 (8.7% of the class)
- Mink Brook Opportunity Fund LP: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 694,322; sole dispositive power 0; shared dispositive power 694,322; aggregate amount beneficially owned 694,322 (4.8% of the class)
- Mink Brook Asset Management LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,946,757; sole dispositive power 0; shared dispositive power 1,946,757; aggregate amount beneficially owned 1,946,757 (13.5% of the class)
- Mink Brook Capital GP LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,946,757; sole dispositive power 0; shared dispositive power 1,946,757; aggregate amount beneficially owned 1,946,757 (13.5% of the class)
- William Mueller: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,946,757; sole dispositive power 0; shared dispositive power 1,946,757; aggregate amount beneficially owned 1,946,757 (13.5% of the class)

## Item 1. Issuer
Name of issuer: DLH Holdings Corp.
Address of issuer's principal executive offices: 3565 Piedmont Road, Building 3, Suite 700, Atlanta, GA, 30305

## Item 2. Person Filing
Name of person filing:
Mink Brook Partners LP
Mink Brook Opportunity Fund LP
Mink Brook Asset Management LLC
Mink Brook Capital GP LLC
William Mueller
Address of principal business office or, if none, residence:
201 Summa Street
West Palm Beach, FL 33405
Citizenship:
Mink Brook Partners LP - Delaware
Mink Brook Opportunity Fund LP - Delaware
Mink Brook Capital GP LLC - Delaware
Mink Brook Asset Management LLC - Delaware
William Mueller - Florida

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Reference is made to Items 5 - 11 on the preceding pages of this Schedule 13G-A.
As of the close of business on April 17, 2025, Mink Brook Partners LP and Mink Brook Opportunity Fund LP held an aggregate of 1,946,757 shares of the common stock of the Issuer. As the general partner to both Mink Brook Partners LP and Mink Brook Opportunity Fund LP, Mink Brook Capital GP LLC may be deemed to have shared power to vote or to direct the vote and to dispose or to direct the disposition of the shares held by Mink Brook Partners LP and Mink Brook Opportunity Fund LP. As the managing member of Mink Brook Capital GP LLC and Mink Brook Asset Management LLC, William Mueller may be deemed to have shared power to vote or to direct the vote and to dispose or to direct the disposition of the shares held by Mink Brook Partners LP and Mink Brook Opportunity Fund LP.
Neither the filing of this Schedule 13G nor any of its contents shall be deemed to constitute an admission that Mr. Mueller or Mink Brook Capital GP LLC is the beneficial owner of the shares of the common stock of the Issuer referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed, except to the extent of their respective pecuniary interests therein.
Percent of class:
Mink Brook Partners LP - 8.71%
Mink Brook Opportunity Fund LP - 4.83%
Mink Brook Capital GP LLC - 13.53%
Mink Brook Asset Management LLC - 13.53%
William Mueller - 13.53%

This percentage is calculated based upon 14,386,468 shares of common stock outstanding of the Issuer disclosed in the quarterly 10-Q filed February 5, 2025.
Sole power to vote or to direct the vote:
Mink Brook Partners LP - 0
Mink Brook Opportunity Fund LP - 0
Mink Brook Asset Management LLC - 0
Mink Brook Capital GP LLC - 0
William Mueller - 0
Shared power to vote or to direct the vote:
Mink Brook Partners LP - 1,252,435
Mink Brook Opportunity Fund LP - 694,322
Mink Brook Capital GP LLC - 1,946,757
Mink Brook Asset Management LLC - 1,946,757
William Mueller - 1,946,757
Sole power to dispose or to direct the disposition:
Mink Brook Partners LP - 0
Mink Brook Opportunity Fund LP - 0
Mink Brook Capital GP LLC - 0
Mink Brook Asset Management LLC - 0
William Mueller - 0
Shared power to dispose or to direct the disposition:
Mink Brook Partners LP - 1,252,435
Mink Brook Opportunity Fund LP - 694,322
Mink Brook Capital GP LLC - 1,946,757
Mink Brook Asset Management LLC - 1,946,757
William Mueller - 1,946,757

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Mink Brook Partners LP: /s/ William Mueller, William Mueller/Managing Member, general partner Mink Brook Capital GP LLC (04/17/2025)
- Mink Brook Opportunity Fund LP: /s/ William Mueller, William Mueller/Managing Member, general partner Mink Brook Capital GP LLC (04/17/2025)
- Mink Brook Asset Management LLC: /s/ William Mueller, William Mueller/Managing Member, Mink Brook Asset Management LLC (04/17/2025)
- Mink Brook Capital GP LLC: /s/ William Mueller, William Mueller/Managing Member, general partner Mink Brook Capital GP LLC (04/17/2025)
- William Mueller: /s/ William Mueller, William Mueller (04/17/2025)